Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Cobalt Project Drilling Update

Vancouver, B.C., January 20, 2006, Formation Capital Corporation (Formation, FCO-TSX) (the "Company"), is pleased to provide an update on the core drilling program currently in progress on its 100% owned Idaho Cobalt Project (ICP). Pursuant to the Company's October 17th, 2005 news release, the 2005/2006 drill program, as recommended by Mine Development Associates (MDA), is designed to gain additional geotechnical data to optimize mine stope design, to obtain mineralized samples for confirmation of metallurgical test work and to increase mine life through the augmentation of reserves and resources. The results of the analysis of this data are ongoing and will be incorporated into the Definitive Feasibility Study currently in progress. The Definitive Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development.

To date 6,678.5 feet have been drilled in 11 drill holes. Drill holes R05-04, R05-05 and R05-06 intersected the main mineralized horizon, however they did not yield ore grade results due to extensive local oxidation. The geotechnical data collected from these holes will be utilized in the mine design. Clear evidence exists that the target zone is present in drill hole R05-05 collared on Section 12+00S and confirms that the Ram Deposit remains open to south. The table below outlines the weighted average grades for the ore zone in drill holes R05-07, R05-08, and R05-09.

Table 1: Ram 2005/2006 drill results to date:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/ Grid/Easting	From (ft)	To (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R05-04 / 505.5 ft / -74.5°	244°	10+00S/2+50E	No significant intercepts						
R05-05 / 470ft / -90°	N/A	12+00S/0+85E	No significant intercepts						
R05-06/ 551ft / -90°		10+00S/2+48E	No significant intercepts						
R05-07 / 455ft / -70°	244°	7+44S/3+36E	386.1	401.3	15.2	14.3	0.98	0.19	0.0521
R05-08 / 1298ft / -74°	243.4°	8+00S/12+00E	1190.5	1201.2	10.7	10.3	0.31	0.80	0.0300
R05-09/ 846 ft / -55°	231°	8+92S/8+59E	774.6	792.4	17.8	17.5	0.70	1.35	0.0172
R06-01/946ft/-79°	243.4°	8+03S/8+53E	Results Pending						
R06-02/in progress/-58°	231°	8+65S/10+38E	In Progress						

R05-07 was drilled for the purpose of further defining the ore zone intersected in R04-09. This drill hole intersected 14.3 feet (true width) of 0.98% cobalt, 0.19% copper, and 0.0521 ounces per ton gold between 386.1 feet and 401.3 feet (Table 1). These results confirm the continuity of substantial ore grade material in this high level portion of Section 8+00S.

R05-08 was targeted 480 feet down dip from the horizon intersected in R04-13 on Section 8+00S. This drill hole intersected 10.3 feet (true width) of 0.31% cobalt, 0.80% copper, and 0.0300 ounces per ton gold between 1,190.5 feet and 1201.2 feet (Table 1). The results of this drill hole confirm the continuation of ore grade cobalt mineralization in Section 8+00S over a distance of more than 1,000 feet down dip.

R05-09 was drilled at an angle off section and was designed to intersect the main mineralized horizon on Section 10+00S 200 feet down dip from the oxidized horizon encountered in R05-06. It returned significant results grading 0.70% cobalt, 1.35% copper and 0.0172 ounces per ton gold as outlined in Table 1.

(Cont...)

R06-01 was drilled on Section 8+00S and targeted the horizon equidistant between the horizons in R04-13 and R05-08. Results from this hole are pending.

R06-02 was drilled obliquely to intersect the main mineralized horizon 200 feet down dip from the intercept in R05-09 on Section 10+00 S. This hole is currently in progress with 430 feet completed to date.

Results from these drill holes continue to demonstrate an additional increase in the measured and indicated resource for the ICP. Quantification of these results by MDA is underway and will be incorporated into the Definitive Feasibility Study currently in progress.

Table 2: Previously Released South Ram 2004/2005 drill results:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	From (ft)	To (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R05-03 /753 ft / -56⁰	233⁰	5+20S/9+15E	690.0	707.4	17.4	16.4	1.47	0.19	0.021
including			690.0	697.8	7.8	7.4	3.13	0.12	0.042
R04-07 / 477 / -61⁰	243.4⁰	8+00S / 2+25E	281.0	286.0	5.0	4.9	0.55	0.06	0.0078
R04-10/ 707 / -66.0⁰	244.0⁰	8+00S /6+55E	622.9	652.1	29.2	26.3	0.68	1.99	0.0262
R04-13/ 800 / -82.5⁰	243.4⁰	8+00S / 6+55E	712.9	735.0	22.1	19.1	0.93	2.12	0.0326
R04-21 / 1084 ft / -62⁰	243.4⁰	2+00S / 13+07E	488.3	490.9	2.6	2.5	0.32	0.03	0.0043
			674	676	2.0	1.9	0.98	0.01	0.0186
			910	912	2.0	2.0	0.42	0.03	0.0052
			999.5	1009.0	9.5	9.3	1.01	0.13	0.0152
R04-24 / 1244 ft / -73.5⁰	243.4⁰	2+00S / 13+36E	793.5	795.5	2.0	1.7	0.52	0.15	0.0052
R04-26 / 1059 ft / -68⁰	243.4⁰	4+00S / 12+11E	88.0	90.0	2.0	1.8	0.89	0.03	0.0232
			945.5	949.8	4.3	4.2	1.44	1.95	0.0449
R04-27 / 1219 ft / 50⁰	243.4⁰	6+00S / 14+02E	1155.8	1162.4	6.6	6.5	0.82	0.24	0.0133
R04-28 / 736 ft / -88.2⁰	243.4⁰	4+00S / 7+36E	663.2	667.9	4.7	4.0	0.64	0.38	0.0129

Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project and has reviewed the contents of this release. Quality control is maintained through a strict sampling procedure and the submission of blanks, duplicates and standards to the assay laboratory. Split drill core samples were sent to ALS Chemex Labs in Vancouver, B.C. for assay. A current list of drill holes, intersections and location map is available from the Company directly. The Company will announce further results of the program when available.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

Third Quarter Report to Shareholders

File Reg 326 '82-3783

Events of the third quarter of fiscal 2006, between September 1 and November 30, 2005, served to demonstrate the challenges a resource company faces when developing a project in its permitting and feasibility stages. Comparatively minor delays in important developments of the Company's Idaho Cobalt Project were offset by well received news of advancements on other fronts.

Heading into the quarter the Company was informed that the United States Agriculture Forest Service (USFS) had prepared a revised schedule for the Idaho Cobalt Project's (ICP's) Draft Environmental Impact Study (DEIS) and Record of Decision (ROD) for the Mine Plan of Operations (MPO). The revised schedule estimated a two month delay from the USFS's previous estimates with availability of the DEIS now as January of 2006, with an estimated ROD of May 2006. This additional two months was required to fully evaluate and test a complex computer model called the Dynamic Systems Model that was designed to predict ground and surface water quality statically, as well as dynamically, over time. The cobalt mine is designed to have no measurable impact on ground and surface waters.

As at the writing of this report, it seems even this schedule will not be met although the Company is still expecting the draft EIS within the 1st quarter of calendar 2006 as the preliminary DEIS is known to have been circulated among the agencies for review and comments.

Earlier in the quarter, after discussions with the USFS regarding the Exploration Decline Plan of Operations (EDPO), it was agreed that the Company re-submit the EDPO, this time with the addendums that addressed previous concerns already brought forth regarding water quality, incorporated into the core of the document. Despite these efforts, in early October the Company received notice from the Forest Service that its EDPO could not be approved until the completion of the Environmental Impact Statement for the MPO. The EDPO fit the Forest Service's criteria for being a "connected action" with the approval of MPO for the Idaho Cobalt Project. As such, these connected actions should be addressed in the same environmental impact statement as they were interpreted by the Forest Service to be interdependent parts of a larger action.

The USFS's determination that it is a "connected action" will now allow them to evaluate the EDPO under the company's much more comprehensive MPO and associated EIS currently in progress.

Although this initial news of the quarter was not what the company was anticipating, advancements on other fronts continued.

On October 5, 2005 the Company provided its shareholders with an update on the status of its 100% owned Sunshine Precious Metals Refinery located in northern Idaho near the town of Kellogg. The refinery had achieved a key milestone in business development by securing a long term contract with a primary silver producer and continues to negotiate additional long term contracts generating revenue for the company. With silver prices rising steadily throughout the quarter the zero-discharge facility continued to escalate its production through the processing of recyclable precious metals feed sources ranging from pre-1965 U.S. coins, sterling scrap, as well as impure ingots to dore from mines. The refinery is rapidly establishing itself as a reliable, consistent producer of high quality silver and gold bullion for its clients.

Additional encouraging news followed shortly thereafter with the announcement of the Cobalt Project drilling update. The reported diamond drill core intercepts were considered very significant, as they not only represent some of the highest grades and widest mineralized widths encountered on the Ram deposit to date, but also demonstrate an increased level of confidence for the continuation of the ore zone down dip and along strike in the southern portion of the Ram deposit.

Drill hole intercepts from R05-03 included 17.4 feet (core length) grading 1.47% cobalt, 0.19% copper and 0.021 ounces per ton gold. Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project. The results from this drill hole have demonstrated an increase in the measured and indicated resource for the ICP. Quantification of these results by Mine Development Associates continues and will be incorporated into the Definitive Feasibility Study currently in progress.

In January, the long awaited results from the Company's 2005 Virgin River uranium joint venture project located in the south central portion of the Athabasca Basin of northern Saskatchewan were announced. The project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited and UEM, jointly owned by Cameco Corporation and by Areva subsidiary Cogema Resources Inc. Coronation Mines Limited owns 2% of the project with the first right to acquire up to 10% of the project and is carried on the project through to $10 million worth of exploration and development. Approximately $1.94 million was spent on the 2005 program with approximately $6.44 million having been spent on the project to date.

The program was designed to follow up on the 2004 drill results that returned zone of high-grade mineralization that assayed 5.83% U3O8 over 6.4 m from 789.1 to 795.5 m with 13.86% U3O8 over 2.5 m from 792.0 to 794.5 m. Mr. Dan Jiricka, P.Geo., P.Eng., Senior Geologist for Cameco Corporation is the Qualified Person working directly on the project.

Significantly, the newly named Centennial Zone now displays a minimum apparent strike length of 100 m, across strike width of 12 m and is open along strike to the north and south.

The zone contains significant uranium contents (up to 8.39% U3O8) over appreciable widths (up to 6.4 m). A maximum grade of up to 25.6% U3O8 over 0.5 m was obtained as portion of the intersection in DDH VR-18W2; thereby clearly demonstrating potential for high grade uranium mineralization. According to Cameco, excellent uranium exploration potential is indicated in this area and the uranium intersections obtained in the "Centennial Zone" are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration. A $2.0 million (CAD) diamond drill program with supporting borehole and ground TEM surveying is planned to follow up on these encouraging results in 2006.

The market rally heading into 2006 was reflected in the Company's share price as it rose from the low twenty cent rage to the high thirties. Heading into the final quarter of fiscal 2006 managements looks forward to positive developments to help sustain investor awareness and increase shareholder value.

FORMATION CAPITAL CORPORATION

Mari-Ann Green, C.E.O

January 09, 2006

Management maintains a system of internal controls to assure that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last completed fiscal period.

Description of Business

The Company holds mineral exploration properties in Canada, the United States and Mexico. The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the operation of a precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company's current operations are conducted through joint venture entities. The following is a brief discussion of the Company's major mineral exploration and development projects:

Idaho Cobalt Project – Idaho, USA

The Company's principal property is the Idaho Cobalt Project located in Lemhi County, Idaho, acquired through staking in 1994, where current extensive permitting efforts are underway. The Idaho Cobalt Project covers an area of approximately 2,500 acres of mining claims. The Company has exercised its lease option agreement and now owns a 100% interest in these claims. A drill program of 28 drill holes totaling 24,871 feet was successfully completed during the previous year which led to an updated resource estimate completed by Mine Development Associates (MDA) of Reno, Nevada as summarized in the below table. The Company has commenced and is currently drilling on the property.

Total Cobalt Project Resource utilizing 0.2% cut-off

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,606,194	0.59	0.51	0.014
Indicated	575,590	0.64	0.63	0.015
Total M&I	2,181,784	0.60	0.56	0.014
Inferred	1,505,563	0.58	0.87	0.016
Contained Metal		**43.5 million lbs**	**50.0 million lbs**	**55,000 ounces**

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. An option agreement requires annual advance royalty payments of US$400 per claim to 2006. During the year ended February 29, 2004 the Company amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. A total of US$36,900 (2004 - US$33,900) has been paid to date to the optionor. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

Los Cocos – Mexico

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement due to difficulties in re-acquiring strategic core ground and the inability to reproduce previous operator's data.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 that was completed in 2003. The Company now has a 100% interest in the property.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan. During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho. A total of US $21,000 (2004 - US $19,600) has been paid to date to the optionor. Total purchase price of US $1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making

certain annual payments (received) and upon development to a feasibility stage by the optionee. In the previous year the Company acquired back the 100% interest in the claims. Subsequent to the quarter ended November 30, 2005 the Company completed a helicopter-borne aeroTEM IV electromagnetic & magnetometer survey.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (satisfied).

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM, a corporation owned 50% by Cameco and 50% by Areva's wholly owned subsidiary, Cogema, on the Virgin River project located in the Athabasca Basin of northern Saskatchewan.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Results of Operations November 30, 2005 and November 30, 2004

The consolidated loss for the quarter ended November 30 2005 was $176,986 or ($0.00) per share compared with a loss of $957,614 also ($0.00) per share for November 30, 2004. For the nine month period ended November 30 2005 the Company had a loss of $658,521 or ($0.00) compared to $1,980,705 for the corresponding period for 2004 ($0.02) per share. The other income component increased over 75% for the nine month period due to additional bank interest with higher rates available and the recognizing of silver call option income for the period.

General and administrative expenses totaled $932,567 for the period ended November 30, 2005. This represents a decrease of 56% from the previous period with the 2004 loss including bonus payments, which boosted both accounting and audit along with administration fees. The Company was also engaged in an advertising campaign in 2004 that increased the advertising and promotion costs. These additional costs in 2004 make the period ended November 30, 2005 more representative of what we expect the costs to be in future quarters. The increase in financing costs, (reflecting the settlement of a lawsuit related to an uncompleted financing) legal fees, listing and filing fees, (reflecting the filing of specific SEC documentation) management fees, (additional expenses for Directors & Offices meetings) were offset by a decrease for advertising and promotion and shareholder communications with the completion of a comprehensive corporate communications program in 2005. Office expenses were slightly lower in November 30, 2005 but very consistent with the comparative period. The loss also includes non-cash items of $45,798 for depreciation expense, $23,276 for a gain on foreign exchange and $201,727 from the issuance of stock options to directors, employees and consultants which represents approximately 24% of the loss. In 2004 the non-cash items of depreciation, foreign exchange and share-based compensation represented 58% of the loss.

The Company transacts business and holds assets and liabilities in US dollars. Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations. Such fluctuations resulted in foreign exchange gains of $23,277 during the period ended November 30, 2005 compared to a loss of $6,544 in the previous period.

Capital Resources and Liquidity November 30, 2005 and November 30, 2004

The Company's working capital as at November 30, 2005 was $7,619,426 compared with $14,170,195 at February 28, 2005. The decrease is mainly attributed to increased spending on the permitting and feasibility for the Idaho Cobalt project.

During the period ended November 30, 2005 the Company received $916,750 on exercise of 2,626,525 share purchase warrants and issued 325,000 common shares for gross proceeds of $54,750 on the exercise of stock options. Also on the exercise of options the Company recorded $19,147 to share capital offset by the equivalent to contributed surplus.

During the period ended November 30, 2004 the Company raised an additional $2,766,269 through the issuance of 9,150,199 share purchase warrants and issued 988,565 common shares for gross proceeds of $266,185 on the exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on the issuance of shares from the share compensation plan.

Mineral property expenditures for the period ended November 30, 2005 were $6,451,750, an additional $1,410,478 over the period ended November 30, 2004, which was $5,041,272.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $6,369,803 expended on permitting, feasibility and drilling during the period compared to $4,836,548 for the previous period. Expenditures on capital assets (property, plant & equipment) were $661,655 compared to $1,580,370 with the bulk of the expenditures attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery during the period ended November 30, 2004.

The precious metals inventory valued at the lower of cost or net realizable value is $2,444,332 and consists of silver and gold held either at the Big Creek Hydrometallurgical

Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery. The prepaid expenses and deposits were slightly lower than at year end with the metallurgical testing and EIS contractors holding deposits, offset by certain feasibility study contractors and associated drilling contracts returning deposits.

Accounts payable are higher commensurate with increased Company activity that included conducting permitting and mine feasibility work. The $253,662 in accounts receivable is comprised of interest receivable from short term bank deposits, goods and services tax (GST) refunds, and a refinery processing fee.

Quarterly Financial Information

For the quarters ended 2006/2005	November 30	August 31	May 31	February 28
Interest and Other Income	27,098	164,030	83,917	29,455
Net Loss	(176,986)	(40,458)	(440,078)	(608,780)
Loss per Share	(0.00)	(0.00)	(0.00)	(0.01)
For the quarters ended 2005/2004	**November 30**	**August 31**	**May 31**	**February 29**
Interest and Other Income	48,585	53,383	54,453	53,660
Net Loss	(957,614)	(853,094)	(169,997)	(869,856)
Loss per Share	(0.01)	(0.00)	(0.00)	(0.01)

As at November 30, 2005 there were 162,163,583 outstanding common shares, 6,133,435 outstanding stock options and 38,430,812 share purchase warrants outstanding and exercisable. As at January 09, 2005 there were no changes to the outstanding common shares, outstanding stock options or outstanding share purchase warrants.

Proposed Transactions

None

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has certain obligations with respect to mineral property expenditures and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,629,990 under certain circumstances if certain of those agreements are terminated.

In addition, certain contractual obligations are due within the next five years relating to the office lease and equipment along with the writing of the environmental impact statement and feasibility study for the Idaho Cobalt project.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver. At the end of the quarter November 30, 2005 and January 09, 2006 the Company had no outstanding call options related to its silver holdings.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are contained in Note 2 to the audited consolidated financial statements for the year ended February 28, 2005. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows.

Property, plant and equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex, approximately $5.38 million are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained.

A small portion of the Complex, the Sunshine Precious Metals Refinery has the capacity to produce 10 million ounces of silver, 350,000 ounces of gold and 4 million pounds of copper annually. This portion of the Complex is in a start up process. There is no assurance that the refinery will become a viable operating business. All progress towards viability is regularly monitored. For the period ended November 30, 2005 the refinery had processed in excess of 2,000,000 oz silver and approximately 2,000 oz of gold. Although still in a loss position the last quarter made significant contributions towards the G & A component of the refinery.

Stock-based compensation

Effective March 01, 2005, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. These models require inputs such as volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves. The estimation of resources and reserves involves the exercise of judgement. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion.

In addition, changes in resource and reserve estimates, cobalt, gold, copper or silver prices and future operating and capital costs can have a significant impact on the impairment assessments of the assets. Although the ICP has measured and indicated resources as defined in Canadian securities laws, the commercial viability of developing the ICP will depend on the results of a full feasibility study, which has been commenced but is not yet complete. At present, none of our properties have a known body of commercial ore.

Asset retirement obligation

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure. The Company's mining, exploration and development activities are subject to various levels of federal, provincial and state law, as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management judgement and independent professional consultants' estimates are made when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Risk Management

The nature of the mining industry involves significant risks. Even with the Company's careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated. As such, it is impossible to guarantee that current or future exploration programs will establish reserves. The historic qualities of mine ores and market prices of the commodities being explored have been highly volatile. To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to continually re-evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry. The Company cannot predict future policies and interpretations. The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining or surpassing these higher standards.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding. It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons.

Related Party Transactions

As at November 30, 2005 accounts payable include $4,167 (2004 - $3,244) due to directors and officers.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited consolidated financial statements prior to their submission to the Board of Directors for approval.

Outlook

In the coming year the Company expects to focus the majority of its activities on the permitting and the completion of the bankable feasibility study for the Idaho Cobalt Project and the ramp-up of operations at the Sunshine Precious Metals Refinery. We will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its

ability to raise capital in the equity markets. Pending production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability. In Management's view, the Company's cash position, will not be sufficient to fund development expenditures. As we move forward on the Environmental Impact Statement and eventual Record of Decision the Company will require mine construction financing consistent with the Bankable Feasibility Study expected in the spring of 2006.

The Company has moved closer to its goal of becoming America's sole integrated cobalt miner and refiner, as well as a precious metals bullion producer. Currently, the Company is processing customer's material at the refinery and has secured a long term contract with a major silver producer and is in continuing discussions regarding the processing of additional material.

At period end the Company had working capital of over $7.62 million but no significant source of revenue from operations and its ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The advancements in permitting and engineering on the Company's 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional Information

The Company was named as the defendant in a lawsuit commenced by MFC Bancorp Ltd. that claimed $50,000 was payable to it by the Company. The Company settled this claim for $20,000 in the period ended May 31, 2005.

In June 2005 the Company sought judicial approval for access across the Blackbird Mine site in response to a letter from the Blackbird Mine Site Group addressed to the US Department of Agriculture wherein it had stated it "has not given Formation permission to access [the Idaho Cobalt Project through] the Blackbird Mine site for the construction of the exploration decline." Judicial approval was received for limited (exploration) access only. The Company is reviewing its options to receive permanent access.

Additional information is provided in the Company's audited consolidated financial statements for the years ended February 28, 2005, February 29, 2004 and prior years. Information Circulars and Annual Information Forms are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management's analysis only as of the date hereof. Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

Mari-Ann Green
Chairman, CEO

J. Paul Farquharson
CFO

January 09, 2006

Formation Capital Corporation

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

THESE FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Balance Sheets

(Canadian dollars)

		(unaudited) Nine Months Ended **30-Nov 2005**		(audited) Year Ended **February 28 2005**
ASSETS				
CURRENT				
Cash and short-term deposits	$	5,808,541	$	13,161,884
Precious metals inventory		2,444,332		1,500,103
Accounts receivable		253,662		47,860
Prepaid expenses and deposits		205,931		286,629
TOTAL CURRENT ASSETS		8,712,466		14,996,476
RECLAMATION DEPOSIT		19,837		20,970
MINERAL PROPERTIES (Note 3)		31,224,302		24,772,552
PROPERTY, PLANT AND EQUIPMENT (Note 2)		5,681,996		5,066,138
TOTAL ASSETS	$	45,638,601	$	44,856,136
LIABILITIES				
CURRENT				
Accounts payable	$	540,816	$	503,465
Accrued liabilities		552,224		322,816
TOTAL LIABILITIES	$	1,093,040	$	826,281
SHAREHOLDERS' EQUITY				
Share capital (Note 4)				
Authorized				
50,000,000 preferred shares without par value				
Unlimited common shares without par value				
Issued				
162,163,583 common shares (2005 – 159,212,058 shares)	$	56,622,543	$	55,631,626
Contributed surplus		1,791,411		1,609,101
Deficit, accumulated during exploration stage		(13,868,393)		(13,210,872)
TOTAL SHAREHOLDERS' EQUITY		44,545,561		44,029,855
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	45,638,601	$	44,856,136

APPROVED BY THE BOARD

" *Mari-Ann I. Green* " Director

" *J. Scott Bending* " Director

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Operations

(Canadian Dollars)

	(unaudited) Three Months Ending November 30 2005	November 30 2004	(unaudited) Nine Months Ending November 30 2005	November 30 2004
EXPENSES				
Accounting and audit	$ 37,643	$ 35,324	$ 113,196	$ 184,195
Administration	34,225	33,062	102,675	141,687
Advertising and promotion	10,985	13,713	34,410	155,229
Bank charges, interest and financing cost	(2,771)	810	19,207	2,034
Depreciation	15,389	13,275	45,798	37,677
Foreign exchange loss (gain)	17,072	(3,089)	(23,276)	6,544
Legal fees	26,060	103,654	158,735	133,883
Listing and filing fees	2,330	663	51,123	35,119
Management fees	1,831	(182)	16,529	13,896
Office	39,245	59,407	144,551	146,600
Shareholder information	22,075	18,951	67,892	69,651
Stock-based compensation	-	730,610	201,727	1,210,610
	204,084	1,006,199	932,567	2,137,126
LOSS BEFORE UNDERNOTED ITEMS	(204,084)	(1,006,199)	(932,567)	(2,137,126)
OTHER INCOME	27,098	48,585	275,046	156,421
NET LOSS FOR THE PERIOD	$ (176,986)	$ (957,614)	$ (657,521)	$ (1,980,705)
DEFICIT at beginning of period	(13,691,407)	(11,221,102)	(13,210,872)	(10,198,011)
Deficit at end of period	$ (13,868,393)	$ (12,178,716)	$ (13,868,393)	$ (12,178,716)
Basic and fully diluted loss per share	($0.00)	$0.00	($0.00)	($0.02)
Weighted average number of shares outstanding	162,163,583	127,723,506	162,163,583	127,723,506

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

	(unaudited) Three Months Ending November 30 2005	November 30 2004	(unaudited) Nine Months Ending November 30 2005	November 30 2004
OPERATING ACTIVITIES				
Net loss for the period	$ (176,986)	$ (957,614)	$ (657,521)	$ (1,980,705)
Items not involving cash	-			
Depreciation	15,389	13,275	45,798	37,677
Stock-based compensation	(19,417)	730,610	182,310	1,210,610
Change in non-cash operating	-			
working capital items	-			
Precious metals inventory	104,681	(168,463)	(944,229)	(168,463)
Accounts receivable	(71,160)	660	(205,802)	(104,077)
Prepaids	11,444	140,525	80,698	63,092
Accounts payable	(217,984)	165,067	266,759	468,736
	(354,033)	(75,940)	(1,231,987)	(473,130)
FINANCING ACTIVITIES				
Share capital issued for cash	55,417	(0)	990,917	3,032,454
	55,417	(0)	990,917	3,032,454
INVESTING ACTIVITIES				
Mineral property expenditures	(2,019,806)	(1,920,452)	(6,451,750)	(5,041,272)
Property, plant and equipment	(101,288)	(323,317)	(661,656)	(1,580,370)
Reclamation deposits	344	2,157	1,133	2,543
	(2,120,750)	(2,241,612)	(7,112,273)	(6,619,099)
NET CASH INFLOW (OUTFLOW)	(2,419,366)	(2,317,552)	(7,353,343)	(4,059,775)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,227,907	8,989,364	13,161,884	10,731,587
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 5,808,541	$ 6,671,812	$ 5,808,541	$ 6,671,812
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:				
Cash	$ 1,058,541	$ 171,812	$ 1,058,541	$ 171,812
Short-term Investments	4,750,000	6,500,000	4,750,000	6,500,000
	$ 5,808,541	$ 6,671,812	$ 5,808,541	$ 6,671,812

1. NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its resource properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves, which are economically recoverable. None of the Company's operations are conducted through joint venture entities.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho. The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material. Material is refined into high purity silver and gold bullion. The plant has the capacity to produce 10,000,000 ounces of silver and 350,000 ounces of gold annually. This facility was originally purchased by the Company in order to process the cobalt concentrate from its US operations. In the past this facility processed silver/copper concentrates and will have to be refurbished to process the cobalt material. Commercial production has not commenced as at November 30, 2005.

These interim consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd., a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company. All inter-company transactions and balances have been eliminated. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended February 28, 2005.

2. PROPERTY, PLANT AND EQUIPMENT

	November 30, 2005			February 28, 2005
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land and building	$ 176,351	$ 46,455	$ 129,896	$ 132,546
Plant	5,378,751	-	5,378,751	4,750,448
Office furniture, fixtures and equipment	542,260	382,525	159,735	165,218
Vehicle	83,492	69,878	13,614	17,926
	$ 6,180,854	$ 498,858	$ 5,681,996	$ 5,066,138

3. MINERAL PROPERTIES

Mineral properties at November 30, 2005 consist of:

	November 30, 2005	February 28, 2005
Idaho Cobalt Belt		
Idaho Cobalt Project	$ 26,956,011	$ 20,586,208
Black Pine	3,222,615	3,210,013
Badger Basin	103,244	101,551
	30,281,870	23,897,772
Other Projects		
Morning Glory/Wallace Creek	397,260	388,921
El Milagro	266,446	252,688
Queen of the Hills	34,913	31,143
Compass/Kernaghan	161,308	121,958
Virgin River	12,497	11,237
Other	70,008	68,833
	942,432	874,780
	$ 31,224,302	$ 24,772,552

4. SHARE CAPITAL

a) During the period ended November 30, 2005, the Company issued 2,626,525 common shares for gross proceeds of $916,750 on exercise of share purchase warrants and issues 325,000 common shares for gross proceeds of $54,750 and additional paid in capital of $19,417 on exercise of stock options.

Common shares issued and outstanding

	Common shares without par value		
	Shares		Amount
Balance, February 28, 2005	159,212,058	$	55,631,626
Issuance of common shares for cash	2,951,525		971,500
Additional paid in capital	-----		19,417
Balance November 30, 2005	162,163,583	$	56,622,543

b) As at November 30, 2005 the outstanding stock options were as follows:

Number of Shares	Price	Expiry Date
235,000	$0.62	January 09, 2006
50,000	$0.50	April 19, 2006
2,688,435	$0.15	May 12, 2006
275,000	$0.54	March 30, 2007
2,545,000	$0.50	September 28, 2007
340,000	$0.54	March 30, 2008
6,133,435	$0.36	

(i) As at November 30, 2005, outstanding exercisable stock options were as follows:

	November 30, 2005	Weighted Average Exercise Price	February 28, 2005	Weighted Average Exercise Price	February 29, 2004	Weighted Average Exercise Price
Balance outstanding, beginning of year	6,208,435	$ 0.33	5,915,000	$ 0.22	4,500,000	$ 0.27
Activity during the year						
Options granted	615,000	0.54	2,895,000	0.50	3,800,000	0.19
Options exercised	(325,000)	0.17	(2,401,565)	0.26	(915,000)	0.22
Options cancelled/ expired	(365,000)	0.42	(200,000)	0.53	(1,470,000)	0.27
Balance outstanding, end of period	6,133,435	$ 0.36	6,208,435	$ 0.33	5,915,000	$ 0.22

(ii) During the year ended February 28, 2005, 2,895,000 (2004 – 3,800,000) stock options were issued to directors, employees and consultants. Using the fair value method to value stock options, $1,022,979 was recorded to stock-based compensation, expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 99% (2004 - 84%) and a weighted average risk free rate of 3.52% (2004 – 3.59%).

As a result of 615,000 stock options granted during the nine month period ended November 30, 2005, the Company recognized $201,727 (November 30, 2004 – $1,210,610) as stock-based compensation expense and included this amount in contributed surplus. Also on the exercise of 200,000 stock options the Company included $19,417 in additional paid in capital and contributed surplus. This value was determined using the Black-Scholes options pricing method.

c. As at November 30, 2005 outstanding warrants were as follows:

Number of Warrants	Exercise Price	Expiry Date
19,099,999	0.50	December 05, 2005
1,213,800	0.35	December 05, 2005
618,000	0.50	March 22, 2006
150,000	0.55	June 30, 2006
1,333,333	0.30	February 05, 2007
1,662,500	0.57	February 25, 2007
12,500,000	0.60	February 25, 2007
1,853,180	0.30	April 03, 2007
38,430,812	$0.51	

i) The changes in warrants during the previous periods were as follows:

	November 30, 2005	Weighted Average Exercise Price	February 28, 2005	Weighted Average Exercise Price	February 29, 2004	Weighted Average Exercise Price
Balance outstanding, beginning of year	41,079,699	$ 0.50	36,591,148	$ 0.41	26,751,377	$ 0.32
Activity during the period						
Warrants issued	-	-	14,312,500	0.60	23,776,434	0.47
Warrants exercised	(2,626,525)	0.35	(9,823,949)	0.30	(13,115,163)	0.24
Warrants expired/ cancelled	(22,362)	0.23	-	-	(821,500)	0.50
Balance outstanding, end of period	38,430,812	$ 0.51	41,079,699	$ 0.50	36,591,148	$ 0.41

5. RELATED PARTY TRANSACTIONS

a) As at November 30, 2005, accounts payable include $4,167 (2004 - $3,244) due to directors and officers.

6. SEGMENTED INFORMATION

The Company's non-current assets by geographic location are as follows:

	November 30, 2005	February 28, 2005
Canada	$ 307,384	$ 283,541
United States	36,349,560	29,320,530
Mexico	269,191	255,589
	$ 36,926,135	$ 29,859,660

7. SUBSEQUENT EVENTS

Subsequent to the end of the quarter:

the Company gave notice to the holders of 20,313,799 of its non-transferable common share purchase warrants issued December 03, 2003 of an extension of the warrant expiry from December 05, 2005 to September 15, 2006, subject to the accelerated expiry date. No change in the exercise price of the warrants is proposed.

the Company issued 2,830,000 stock options dated January 5, 2006 at $0.40 to directors, officers, employees and consultants.